Exhibit 99.2

Report of Independent Auditors

To the Board of Directors of Valero GP, LLC

We have audited the accompanying balance sheet of Riverwalk Logistics, L.P. (a Delaware limited partnership) as of December 31, 2003. This balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Riverwalk Logistics, L.P. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

San Antonio, Texas

March 11, 2004

RIVERWALK LOGISTICS, L.P.

BALANCE SHEET

DECEMBER 31, 2003

(in thousands)

Assets
Current assets:
Cash and cash equivalents	$1

Total current assets	1

Investment in Valero L. P.	20,161

Total assets	$20,162

Liabilities and Partners’ Equity
Current liabilities:
Note payable to UDS Logistics, LLC	$11,414
Note payable to Valero GP, LLC	11

Total current liabilities	11,425

Commitments and contingencies (see note 6)

Partners’ equity:
Limited partner equity held by UDS Logistics, LLC	8,728
General partner equity held by Valero GP, LLC	9

Total partners’ equity	8,737

Total liabilities and partners’ equity	$20,162

See accompanying notes to balance sheet.

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET

December 31, 2003

NOTE 1: Organization and Business

Riverwalk Logistics, L.P. (Riverwalk Logistics) is a Delaware limited partnership and the general partner of Valero L.P. The general partner of Riverwalk Logistics is Valero GP, LLC with a 0.1% general partner interest and the limited partner is UDS Logistics, LLC (UDS Logistics) with a 99.9% limited partner interest. Valero GP, LLC and UDS Logistics are indirect wholly owned subsidiaries of Valero Energy Corporation (Valero Energy).

Valero L.P. is a Delaware limited partnership and its common units are publicly traded on the New York Stock Exchange under the symbol “VLI.” The common units held by the public represent 54.3% of Valero L.P.’s outstanding partnership equity with the balance owned by UDS Logistics (common and subordinated units representing 43.4%), Valero GP, LLC (common units representing 0.3%) and Riverwalk Logistics (2% general partner interest).

Valero L.P. owns Valero Logistics Operations, L.P. (Valero Logistics), which owns and operates crude oil and refined product pipeline and terminalling assets that serve Valero Energy’s McKee, Three Rivers, Corpus Christi East and Corpus Christi West refineries located in Texas, the Paulsboro refinery located in New Jersey and the Ardmore refinery located in Oklahoma. Valero Logistics also owns and operates crude oil storage tanks that serve Valero Energy’s Corpus Christ West and Texas City refineries located in Texas and the Benicia refinery located in California. The pipeline, terminalling and storage tank assets provide for the transportation of crude oil and other feedstocks to the refineries and the transportation of refined products from the refineries to terminals or interconnecting third-party pipelines for further distribution. Revenues of Valero L.P. and its subsidiaries are earned primarily from providing services to Valero Energy.

Valero Energy is an independent refining and marketing company. As of December 31, 2003, its operations consisted of 14 refineries with a combined crude oil and other feedstock throughput capacity of over 2.0 million barrels per day and an extensive network of company-operated and dealer-operated convenience stores. Valero Energy’s refining operations rely on various logistics assets that support its refining and retail operations, including the logistics assets owned and operated by Valero L.P. Valero Energy markets the refined products produced at its McKee, Three Rivers, Corpus Christi East, Corpus Christi West, Texas City, Benicia, Paulsboro and Ardmore refineries primarily in Texas, Oklahoma, Colorado, New Mexico, Arizona, California, New Jersey and other mid-continent states through a network of company-operated and dealer-operated convenience stores, as well as through other wholesale and spot market sales and exchange agreements.

NOTE 2: Deconsolidation

Prior to March 18, 2003, Valero Energy and its subsidiaries owned 73.6% of Valero L.P.’s outstanding partnership equity, including Riverwalk Logistics’ 2% general partner interest. In addition, Valero L.P.’s partnership agreement provided that the general partner could be removed by the vote of at least 66.67% of Valero L.P.’s outstanding partnership units, including the partnership units held by UDS Logistics, which effectively allowed Valero Energy to block removal of the general partner.

On March 18, 2003, Valero L.P. closed on a public offering of 5,750,000 common units at a price of $36.75 per unit, before the underwriters’ discount of $1.56 per unit, for net proceeds of $202.3 million before offering expenses of $2.0 million. In order to maintain its 2% general partner interest, Riverwalk Logistics made a $4.3 million general partner contribution. Also on March 18, 2003, Valero Logistics issued in a private placement to institutional investors $250.0 million of 6.05% senior notes for proceeds of $247.3 million, net of discount of $0.7 million and debt issuance costs of $2.0 million. A portion of the net proceeds from the private placement was used to redeem 3,809,750 common units held by UDS Logistics for $134.1 million. In order to maintain a 2% general partner interest, Valero L.P. redeemed a related portion of Riverwalk Logistics’ general partner interest for $2.9 million. As a result of the common unit offering and the redemption of common units, Valero Energy’s aggregate ownership in Valero L.P. was reduced to 49.5%.

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET – (Continued)

In conjunction with the common unit offering and redemption of common units, Valero L.P. amended its partnership agreement to provide that the general partner may be removed by the vote of the holders of at least 58% of the outstanding partnership units, excluding the partnership units held by UDS Logistics and Valero GP, LLC. The amendment also provides that the election of a successor general partner upon any such removal be approved by the holders of a majority of the common units, excluding the common units held by UDS Logistics and Valero GP, LLC.

As a result of Valero Energy’s reduction in ownership of Valero L.P. and the amendments to Valero L.P.’s partnership agreement, Valero Energy was deemed to no longer control Valero L.P. for accounting purposes. Accordingly, Riverwalk Logistics no longer consolidates the operations of Valero L.P. with its operations.

NOTE 3: Basis of Presentation

The investment in Valero L.P. is stated at cost plus equity in undistributed earnings of Valero L.P. since April 16, 2001, the date of Valero L.P.’s IPO. Also included in the investment in Valero L.P. balance is Riverwalk Logistics’ share of allocated goodwill and the step-up in basis related to Valero Energy’s acquisition of Ultramar Diamond Shamrock Corporation (UDS) on December 31, 2001 (see Note 4: Investment in Valero L.P.).

Riverwalk Logistics is a limited partnership and is not subject to federal or state income taxes. Accordingly, the taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, is generally includable in the federal and state income tax returns of the individual partners.

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to asset impairments, based on currently available information. Changes in facts and circumstances may result in revised estimates.

NOTE 4: Investment in Valero L.P.

Summary Financial Information

The following presents summarized balance sheet information related to Valero L.P. and its subsidiaries as of December 31, 2003 (in thousands):

Assets
Current assets	$38,134
Property, plant and equipment, net	765,002
Goodwill	4,715
Investment in Skelly-Belvieu Pipeline Company	15,703
Other noncurrent assets, net	4,003

Total assets	$827,557

Liabilities and Partners’ Equity
Current liabilities	$31,370
Long-term debt, less current portion	353,257
Other long-term liabilities	4,767

Common units held by public and UDS Logistics	310,589
Subordinated units held by UDS Logistics	118,005
General partner’s equity held by Riverwalk Logistics	9,569

Total liabilities and partners’ equity	$827,557

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET – (Continued)

Reconciliation of Investment in Valero L.P.

The following is a reconciliation of Valero L.P.’s general partner’s equity to Riverwalk Logistics’ investment in Valero L.P. as of December 31, 2003 (in thousands):

Valero L.P.’s general partner’s equity	$9,569
Allocation of goodwill related to Valero Energy’s acquisition of UDS on December 31, 2001	9,000
Allocation of the step-up in basis associated with Valero L.P.’s property, plant and equipment related to Valero Energy’s acquisition of UDS on December 31, 2001 that was not pushed down to Valero L.P, net of accumulated amortization of $43.	1,592

Riverwalk Logistics’ investment in Valero L.P.	$20,161

Transactions between Valero L.P. and Riverwalk Logistics typically relate to capital contributions and redemptions, equity in earnings and receipt of quarterly cash distributions. The cash distributions received by Riverwalk Logistics are further distributed to its partners, UDS Logistics and Valero GP, LLC.

Asset Contribution Transactions

On March 18, 2003, Valero Energy and Valero L.P. entered into contribution agreements related to the following logistics assets:

•	Affiliates of Valero Energy contributed to Valero L.P. certain crude oil and intermediate feedstock storage tank assets located at Valero Energy’s Corpus Christi West, Texas City and Benicia refineries in exchange for an aggregate amount of $200.2 million, including transaction costs; and

•	Affiliates of Valero Energy contributed to Valero L.P. certain refined product pipelines and refined product terminals connected to Valero Energy’s Corpus Christi East, Corpus Christ West and Three Rivers refineries (referred to as the South Texas Pipelines and Terminals) in exchange for an aggregate amount of $150.1 million including transaction costs.

The contribution transactions were funded with proceeds from Valero L.P.’s March 2003 common unit offering, a portion of the proceeds from Valero Logistics’ $250.0 million 6.05% senior note private placement, borrowings under Valero Logistics’ revolving credit facility and available cash on hand.

Valero L.P. Common Unit Offerings

In addition to the March 2003 Valero L.P. common unit offering, on April 16, 2003, Valero L.P. closed on the exercise of a portion of the underwriters’ over-allotment option, by selling 581,000 common units at $35.19 per unit. Net proceeds from this sale were $20.4 million and Riverwalk Logistics contributed $0.5 million to maintain its 2% general partner interest. The common unit proceeds and general partner contribution were used by Valero L.P. to pay down the outstanding balance on Valero Logistics’ revolving credit facility.

On August 11, 2003, Valero L.P. consummated a public offering of common units, selling 1,236,250 common units, which included 161,250 common units related to the underwriter’s over-allotment option, to the public at $41.15 per unit, before underwriter’s discount of $1.85 per unit. Net proceeds were $48.6 million, or $39.30 per unit, before offering expenses of $0.3 million. In order to maintain its 2% general partner interest, Riverwalk Logistics contributed $1.0 million to Valero L.P. The net proceeds from this common unit offering and the general partner contribution were primarily used to fund Valero L.P.’s acquisitions of the Southlake refined product pipeline and Paulsboro refined product terminal.

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET – (Continued)

Valero L.P. Acquisitions

Effective August 1, 2003, Valero L.P. acquired the Southlake refined product pipeline from Valero Energy for $29.9 million and on September 3, 2003, Valero L.P. acquired the Paulsboro refined product terminal from ExxonMobil Oil Corporation for $14.1 million. In addition, on May 1, 2003, Valero L.P. acquired Shell Pipeline Company, LP’s 28% undivided interest in the Amarillo to Abernathy refined product pipeline and 46% undivided interest in the Abernathy to Lubbock refined product pipeline for $1.6 million.

NOTE 5: Payable to Valero Energy

Effective March 18, 2003, in conjunction with the deconsolidation of Valero L.P. from Riverwalk Logistics, Valero GP, LLC and UDS Logistics formalized the terms under which certain intercompany accounts and working capital loans would be settled by executing revolving promissory notes. The revolving promissory note with Valero GP, LLC has a maximum limit of $0.2 million and had an outstanding balance of $11,000 as of December 31, 2003. The revolving promissory note with UDS Logistics has a maximum limit of $175.0 million and had an outstanding balance of $11,414,000 as of December 31, 2003. Interest on the revolving promissory notes varies based on Valero Energy’s weighted average cost of all borrowed funds, including interest expense, amortization of debt issuance expense, commitment fees, costs of maintaining compensating balances, if any, penalties, if any, and all other out-of-pocket costs, fees and expenses incurred in connection with the borrowed funds. Interest is payable monthly, however it maybe added to the principal balance in lieu of payment. For the period from March 18, 2003 to December 31, 2003, the weighted average interest rate was 6.38%. Principal is due on demand, but if no demand is made, the outstanding principal is due on December 31, 2004.

NOTE 6: Commitments and Contingencies

Valero L.P.’s operations are subject to extensive federal, state and local environmental and safety laws and regulations. Although Valero L.P. believes its operations are in substantial compliance with applicable environmental and safety laws and regulations, risks of additional costs and liabilities are inherent in pipeline, terminalling and storage operations, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations, could result in substantial costs and liabilities. Accordingly, Valero L.P. has adopted policies, practices and procedures in the areas of pollution control, pipeline integrity, operator qualifications, public relations, product safety, occupational health and the handling, storage, use and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability which could result from such events. However, some risk of environmental or other damage is inherent in pipeline, terminalling and storage operations, as it is with other entities engaged in similar businesses.

Valero Energy has agreed to indemnify Valero L.P., for a period of 10 years from the date of acquisition, for pre-acquisition environmental liabilities related to assets transferred or otherwise acquired by Valero L.P. from Valero Energy. Excluded from this indemnification are liabilities that result from a change in environmental law after the date of acquisition. As of December 31, 2003, Valero L.P. has accrued $0.1 million for future environmental remediation related to two matters.

NOTE 7: Related Party Transactions Between Valero Energy and Valero L.P.

Valero L.P. has related party transactions with Valero Energy and its subsidiaries for pipeline tariff, terminalling fee and crude oil storage tank fee revenues, certain employee costs, insurance costs, operating expenses, administrative costs and rent expense. The terms of these transactions are governed by various agreements, including the following:

•	an omnibus agreement which governs potential competition between Valero Energy and Valero L.P. and includes the environmental indemnification discussed above in Note 6: Commitments and Contingencies;

•	a services agreement, under which employees of Valero Energy perform certain operational services on Valero L.P.’s behalf and Valero Energy is reimbursed for those services. In addition, an annual administrative fee is charged for employees that perform legal, accounting, treasury, engineering and information technology services;

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET – (Continued)

•	a pipeline and terminals usage agreement, pursuant to which Valero L.P. provides transportation services that support Valero Energy’s refining and marketing operations in the markets relating to the McKee, Three Rivers and Ardmore refineries;

•	a handling and throughput agreement, pursuant to which Valero L.P. provides handling services for all crude oil and certain other feedstocks delivered to each of Valero Energy’s Corpus Christi West, Texas City and Benicia refineries;

•	services and secondment agreements, pursuant to which Valero Energy provides personnel to Valero L.P. who perform operating and routine maintenance services related to the crude oil storage tank operations;

•	lease and access agreements, pursuant to which Valero Energy leases to Valero L.P. the real property on which the crude oil storage tanks are located;

•	a throughput commitment agreement pursuant to which Valero Energy has agreed to transport certain percentages of gasoline, distillate and raffinate production through the South Texas pipelines and to use specified terminals for certain percentages of refinery gasoline, distillate and asphalt production;

•	a terminalling agreement pursuant to which Valero Energy has agreed to pay a terminalling fee for each barrel handled at specified terminals and a blending or filtering fee for those services, if rendered, at the specified terminals;

•	a terminal storage and throughput agreement pursuant to which Valero L.P. will make available its Pittsburg asphalt terminal to Valero Energy for a minimum storage fee, a thoughput fee and the reimbursement of utility costs; and

•	a hydrogen tolling agreement pursuant to which Valero Energy will use Valero L.P.’s crude hydrogen pipeline for a minimum annual fee.

Valero L.P., which has no employees, relies on employees of Valero Energy and its affiliates to provide the necessary services to operate Valero L.P.’s assets. Effective January 1, 2003, most of the employees providing operational services to Valero L.P. became employees of Valero GP, LLC. The employees of Valero GP, LLC are included in the various employee benefit plans of Valero Energy and its affiliates. These plans include qualified, non-contributory defined benefit retirement plans, defined contribution 401(k) plans, employee and retire medical, dental and life insurance plans, bonus plans, long-term incentive plans (i.e. unit option and restricted common units) and other such benefits.

Due to the significant growth of Valero L.P. over the past three years and the increased levels of service provided by Valero Energy for Valero L.P., Valero L.P. and Valero Energy have agreed to amend the services agreement, effective April 1, 2004, to change the annual service fee. The conflicts committee of the board of directors of Valero GP, LLC approved the amendment to the services agreement in March 2004.

NOTE 8: Valero L.P.’s Subordinated Units, Allocations of Net Income and Cash Distributions

Valero L.P.’s Subordinated Units

All of the subordinated units of Valero L.P. may convert to common units of Valero L.P. on a one-for-one basis on the first day following the record date for distributions for the quarter ending March 31, 2006, if Valero L.P. meets the tests set forth in its partnership agreement. If the subordination period ends, the rights of the holders of subordinated units will no longer be subordinated to the rights of the holders of common units and the subordinated units may be converted into common units.

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET – (Continued)

Valero L.P.’s Allocations of Net Income

Valero L.P.’s partnership agreement, as amended, sets forth the calculation to be used to determine the amount and priority of cash distributions that the common unitholders, subordinated unitholders and Riverwalk Logistics will receive. Valero L.P.’s partnership agreement also contains provisions for the allocation of net income and loss to the unitholders and Riverwalk Logistics. For purposes of maintaining partner capital accounts, the partnership agreement specifies that items of income and loss shall be allocated among the partners in accordance with their respective percentage interests. Normal allocations according to percentage interests are done after giving effect, if any, to priority income allocations in an amount equal to incentive cash distributions allocated 100% to Riverwalk Logistics.

Valero L.P.’s Cash Distributions

Valero L.P. makes quarterly distributions of 100% of its available cash, generally defined as cash receipts less cash disbursements and cash reserves established by Riverwalk Logistics in its sole discretion. These quarterly distributions are declared and paid within 45 days subsequent to each quarter-end. During the subordination period, the holders of Valero L.P.’s common units are entitled to receive each quarter a minimum quarterly distribution of $0.60 per unit ($2.40 annualized) prior to any distribution of available cash to holders of Valero L.P.’s subordinated units. The subordination period is defined generally as the period that will end on the first day of any quarter beginning after March 31, 2006 if (1) Valero L.P. has distributed at least the minimum quarterly distribution on all outstanding units with respect to each of the immediately preceding three consecutive, non-overlapping four-quarter periods and (2) Valero L.P.’s adjusted operating surplus, as defined in the partnership agreement, during such periods equals or exceeds the amount that would have been sufficient to enable Valero L.P. to distribute the minimum quarterly distribution on all outstanding units on a fully diluted basis and the related distribution on the 2% general partner interest during those periods.

During the subordination period, Valero L.P.’s cash is first distributed 98% to the holders of common units and 2% to Riverwalk Logistics until there has been distributed to the holders of common units an amount equal to the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution on the common units for any prior quarter. Secondly, cash is distributed 98% to the holders of subordinated units and 2% to Riverwalk Logistics until there has been distributed to the holders of subordinated units an amount equal to the minimum quarterly distribution. Thirdly, cash in excess of the minimum quarterly distributions is distributed to the unitholders and Riverwalk Logistics based on the percentages shown below.

Riverwalk Logistics is entitled to incentive distributions if the amount Valero L.P. distributes with respect to any quarter exceeds specified target levels shown below:

	Percentage of Distribution
Quarterly Distribution Amount per Unit	Valero L.P. Unitholders	Riverwalk Logistics
Up to $0.60	98%	2%
Above $0.60 up to $0.66	90%	10%
Above $0.66 up to $0.90	75%	25%
Above $0.90	50%	50%

Effective March 11, 2004, Valero L.P.’s partnership agreement has been amended to lower the general partner’s incentive distribution rights with respect to distributions of available cash from 50% to 25% of the amount of any quarterly distribution that exceeds $0.90 per unit. Also effective March 11, 2004, Valero L.P.’s partnership agreement was amended to reduce the percentage of the vote required to remove Valero L.P.’s general partner from 58% to a simple majority (excluding any vote by the general partner and its affiliates).